NEWS RELEASE

New York - AG	May 8, 2024
Toronto - FR
Frankfurt - FMV

First Majestic Announces Financial Results for Q1 2024 and Quarterly Dividend Payment

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the unaudited condensed interim consolidated financial results of the Company for the first quarter ended March 31, 2024. The full version of the financial statements and the management's discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER HIGHLIGHTS
•Production of 5.2 million silver equivalent ("AgEq") ounces, consisting of 2.0 million silver ounces and 35,936 gold ounces, in line with the Company's 2024 production guidance plan as management anticipates improvements in the second half ("H2") of the year due to planned higher ore grades and throughput rates.
•Quarterly revenues of $106.0 million, compared to $157.0 million in Q1 2023. The decrease in revenue is mainly driven by the temporary suspension of mining activities at the Jerritt Canyon Gold Mine in March 2023.
•The Company held 729,771 silver ounces in finished goods inventory as at March 31, 2024, inclusive of coins and bullion. The fair value of this inventory at March 31, 2024 was $17.9 million.
•Improved mine operating earnings of ($0.3) million compared to ($6.4) million in Q1 2023.
•Operating cash flows before movements in working capital and taxes amounted to $12.6 million.
•Consolidated cash costs of $15.00 per AgEq ounce and All-in sustaining costs ("AISC") of $21.53 per AgEq ounce represented a decrease of 1% and an increase of 3%, respectively, compared to Q1 2023.
•At the end of the quarter, the Company had a cash and restricted cash balance of $229.3 million consisting of $102.1 million cash and cash equivalents and $127.2 million of restricted cash.
•Declared a cash dividend payment of $0.0037 per common share for the first quarter of 2024 for shareholders of record as of the close of business on May 17, 2024, to be paid out on or about, June 7, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2024-Q1	2023-Q4	Change Q1 vs Q4	2023-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	588,651	652,731	(10%)	845,868	(30%)
Silver Ounces Produced	1,975,176	2,612,416	(24%)	2,543,059	(22%)
Gold Ounces Produced	35,936	46,585	(23%)	60,594	(41%)
Silver Equivalent Ounces Produced	5,162,283	6,640,550	(22%)	7,627,105	(32%)
Cash Costs per Silver Equivalent Ounce(1)	$15.00	$13.01	15%	$15.16	(1%)
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.53	$18.50	16%	$20.90	3%
Total Production Cost per Tonne(1)	$128.23	$122.76	4%	$130.71	(2%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$23.72	$24.16	(2%)	$21.98	8%

Financial (in $millions)
Revenues	$106.0	$136.9	(23%)	$157.0	(32%)
Mine Operating (Loss) Earnings	($0.3)	$17.9	(102%)	($6.4)	95%
Net (Loss) Earnings	($13.6)	$10.2	NM	($100.7)	87%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$12.6	$36.3	(65%)	$21.9	(42%)
Cash and Cash Equivalents	$102.1	$125.6	(19%)	$104.8	(3%)
Restricted Cash	$127.2	$125.6	1%	$131.1	(3%)
Working Capital(1)	$159.6	$188.9	(16%)	$184.6	(14%)
Free Cash Flow(1)	$0.9	$3.8	(76%)	($26.7)	103%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.05)	$0.04	NM	($0.37)	87%
Adjusted EPS(1)	($0.06)	($0.03)	(100%)	$0.00	NM
(1) The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, cash costs per gold ounce produced, all-in sustaining cost per silver equivalent ounce produced, all-in sustaining cost per gold ounce produced, total production cost per tonne, average realized silver price per silver equivalent ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” below for further details of these measures.

FIRST QUARTER FINANCIAL RESULTS

Revenues generated during the quarter totaled $106.0 million compared to $157.0 million in the first quarter of 2023. The decrease in revenue was primarily attributable to a a 37% decrease in the total number of payable AgEq ounces sold, resulting from the temporary suspension of mining activities at Jerritt Canyon in March 2023.

The Company realized an average price of $23.72 per AgEq ounce during the first quarter, representing an 8% increase compared to the first quarter of 2023 and a 2% decrease compared to the prior quarter.

Operating cash flows before movements in working capital and taxes in the quarter was $12.6 million compared to $21.9 million in the first quarter of 2023.

The Company reported mine operating earnings of $(0.3) million during the quarter compared to $(6.4) million in the first quarter of 2023. The improvement in mine operating earnings was primarily attributed to a decrease in operating loss of $29.7 million at Jerritt Canyon compared to the first quarter of 2023 following management's decision to temporarily suspend mining activities at Jerritt Canyon in March 2023.

Net earnings for the quarter amounted to $(13.6) million (EPS of $(0.05)) compared to $(100.7) million (EPS of $(0.37)) in the first quarter of 2023. Adjusted net earnings, normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory for the quarter was $(18.4) million (adjusted EPS of $(0.06)) compared to $0.9 million (adjusted EPS of $0.00) in the first quarter of 2023.

As of March 31, 2024, the Company had a cash and restricted cash balance of $229.3 million consisting of $102.1 million of cash and cash equivalents and $127.2 million of restricted cash.
OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company's three producing mines during the quarter.

First Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon(1)	Consolidated
Ore Processed / Tonnes Milled	178,957	224,394	185,298	—	588,651
Silver Ounces Produced	1,163,792	355,205	456,179	—	1,975,176
Gold Ounces Produced	13,543	21,713	33	647	35,936
Silver Equivalent Ounces Produced	2,364,875	2,280,739	459,110	57,559	5,162,283
Cash Costs per Silver Equivalent Ounce(2)	$15.81	$12.13	$25.22	$14.16	$15.00
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$20.49	$14.70	$31.64	$14.16	$21.53
Cash Cost per Gold Ounce(2)	N/A	N/A	N/A	$1,260	N/A
All-In Sustaining Costs per Gold Ounce(2)	N/A	N/A	N/A	$1,260	N/A
Total Production Cost per Tonne(2)	$200.72	$120.22	$67.80	$—	$128.23
(1) Jerritt Canyon was placed on temporary suspension in March 2023, in-circuit recovery efforts performed in Q1 2024 resulted in production of 647 gold ounces.
(2) See “Non-GAAP Financial Measures”, below for further details of these measures.

Total production in the first quarter was 5.2 million AgEq ounces consisting of 2.0 million ounces of silver and 35,936 ounces of gold. The Company notes that silver and gold production is aligned with its 2024 guidance production plan and anticipates improvements in H2 2024 due to planned higher ore grades and throughput rates.

Cash cost for the quarter was $15.00 per AgEq ounce, compared to $13.01 per AgEq ounce in the previous quarter. The increase in cash costs per ounce was primarily attributable to a 22% decrease in AgEq production mainly from San Dimas in addition to the impact of the strengthening Mexican Peso. San Dimas production was impacted by reduced ore grades as mine sequencing transitioned from the Jessica and Victoria veins into the Roberta, Robertita and Elias vein systems. Additionally, ore flow and processing rates were impacted by slowdowns by union workers while negotiations on base pay, bonuses and headcount are ongoing and continuing into the second quarter. Management anticipates improved production and efficiencies in H2 2024 which is reflected in the current guidance plan.

AISC in the first quarter was $21.53 per AgEq ounce compared to $18.50 per AgEq ounce in the previous quarter. The 16% increase in AISC was primarily attributable to higher cash costs, lower production and the continued strength of the Mexican Peso.

Total capital expenditures in the first quarter were $28.2 million, consisting of $13.3 million for underground development, $9.9 million in exploration, and $5.0 million in property, plant and equipment.

Q1 2024 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0037 per common share for the first quarter of 2024. The first quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on May 17, 2024, and will be paid out on or about June 7, 2024.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the number of the Company’s common shares outstanding on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

The Company also announces that effective May 7, 2024, Jean des Rivières has resigned as a director of the Company. The Company would like to thank Jean for his support and wishes him the best in his future endeavors.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
"signed"
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward‐looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward‐looking statements in this news release include, but are not limited to, statements with respect to: improvements in production and efficiencies anticipated in H2 2024 due to planned higher ore grades and throughput rates in H2; and timing for the payment of the Company’s next quarterly dividend. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward‐looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward‐looking statements. Forward‐looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward‐looking statements, including but not limited to: the duration and effects of the COVID‐19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; availability of sufficient water for operating purposes; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business ‐ Risk Factors” in the Company’s most recent AIF, available on SEDAR+ at www.sedarplus.ca, and Form 40‐F available on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.